NEWS RELEASE

BIOFUEL REPORTS SECOND QUARTER RESULTS

DENVER, COLORADO – AUGUST 13, 2010 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its second quarter 2010 results.  For the quarter ended June 30, 2010, revenues totaled $96.4 million, resulting in a net loss of $12.0 million, compared to revenues of $106.5 million and a net loss of $9.0 million for the same period in 2009.  Net loss attributable to common shareholders was $9.4 million, or $.37 per share, for the quarter ended June 30, 2010, compared to a net loss attributable to common shareholders of $6.5 million, or $.28 per share, for the same period in 2009.

Operating loss for the second quarter of 2010 was $9.4 million, which resulted from $102.6 million in cost of goods sold, including $70.3 million for corn, and $3.2 million in general and administrative expenses. The Company also had $2.6 million of interest expense in the second quarter of 2010.  For the same period of 2009, our operating loss was $5.1 million, which resulted from $107.3 million in cost of goods sold, including $79.5 million for corn, and $4.3 million in general and administrative expenses.  During the second quarter of 2009, the Company had $3.9 million in interest expense.  Depreciation expense for the second quarter of 2010 was $6.7 million, compared to $6.6 million for the same period in 2009.

Scott H. Pearce, the Company’s President and Chief Executive Officer, stated: “We are disappointed that margins continued to retreat faster than our cost saving initiatives, resulting in the loss for the quarter.  However, we were able to accomplish our major plant improvement projects during the quarter, on schedule and within budget.  We expect these initiatives will lead to further reductions in our production costs, which showed steady improvement throughout the quarter. We are also carefully monitoring developments with the EPA to expand the ethanol market via E-12 or E-15, which we see as supportive of margin improvements.”

At June 30, 2010, amounts outstanding under the senior debt facilities included $195.7 million in term loans, and $16.4 million borrowed under the working capital facility which will mature in September 2010, unless extended.  At June 30, 2010, the Company held $12.3 million of cash and equivalents and equity totaled $56.5 million, including $.6 million of noncontrolling interest.

The Company plans to host a conference call on Monday, August 16, 2010 beginning at 1:00 p.m. (EDT) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 13119.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 153871.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.  Readers are directed in particular to the Company’s disclosures concerning liquidity matters and going concern considerations contained in our most recent Quarterly Report on Form 10-Q.

BioFuel Energy currently has two 115 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

Contact:	Kelly G. Maguire	For more information:
	Vice President - Finance &	www.bfenergy.com
Chief Financial Officer
(303) 640.6500
kmaguire@bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,

	2010	2009	2010	2009
Summary Income Statement
Net sales	$96,398	$106,464	$197,285	$203,958
Cost of goods sold	102,613	107,307	208,197	209,872
Gross loss	(6,215)	(843)	(10,912)	(5,914)
General and administrative expenses:
Compensation expense	1,667	1,580	3,546	3,084
Other	1,514	2,652	2,666	3,790
Operating loss	(9,396)	(5,075)	(17,124)	(12,788)
Interest income	-	27	-	61
Interest expense	(2,580)	(3,937)	(5,278)	(7,438)
Other non-operating expense	-	(3)	-	(1)
Net loss	(11,976)	(8,988)	(22,402)	(20,166)
Less: Net loss attributable to the noncontrolling interest	2,571	2,454	4,843	5,922
Net loss attributable to BioFuel Energy Corp. common shareholders	$(9,405)	$(6,534)	$(17,559)	$(14,244)

Loss per share - basic and diluted attributable to BioFuel Energy Corp. common shareholders	$(0.37)	$(0.28)	$(0.69)	$(0.62)

Weighted average shares outstanding-basic and diluted	25,441	23,335	25,391	22,921

Additional operational data
Ethanol sold (gallons, in thousands)	56,715	55,950	111,548	111,011
Dry distillers grain sold (tons, in thousands)	119.1	123.7	246.1	243.5
Wet distillers grain sold (tons, in thousands)	96.9	94.6	200.8	198.8
Average FOB price of ethanol sold (per gallon)	$1.49	$1.59	$1.54	$1.53
Average FOB price of dry distillers grain sold (per ton)	$91.34	$119.76	$95.19	$119.51
Average FOB price of wet distillers grain sold (per ton)	$23.59	$40.81	$22.98	$39.11
Average corn cost (per bushel)	$3.48	$3.99	$3.58	$3.83

	June 30,	December 31,
Summary Balance Sheet	2010	2009

Cash and equivalents	$12,290	$6,109
Accounts receivable	18,050	23,745
Inventories	13,515	20,885
Prepaid expenses	1,809	2,529
Other current assets	-	325
Property, plant and equipment, net	273,019	284,362
Debt issuance costs, net	5,729	6,472
Other non-current assets	2,595	2,348
Total assets	$327,007	$346,775

Total current liabilities	$41,586	$40,830
Long-term debt, net of current portion	221,263	220,754
Tax increment financing, net of current portion	5,413	5,591
Other non-current liabilities	2,227	1,705
Total liabilities	270,489	268,880

BioFuel Energy Corp. stockholders' equity	55,869	72,235
Noncontrolling interest	649	5,660
Total equity	56,518	77,895
Total liabilities and equity	$327,007	$346,775

Total shares outstanding at August 11, 2010 (a)	32,575,838

(a) Includes common shares and class B common shares, net of 809,606 shares held in treasury.

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com